UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

42-44, avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As part of a broader effort to realign Spotify Technology S.A.’s (“Spotify”) marketing organization, Seth Farbman, Chief Marketing Officer, notified Spotify this week that he will leave Spotify to pursue other opportunities. Mr. Farbman will depart Spotify at the end of the month and will assist in the transition of his responsibilities until his departure.

“We want to thank Seth for his creativity, dedication and hard work over the past three and a half years. He’s played a pivotal role in establishing our brand around the globe and building the remarkable team that will carry us into the future,” said Daniel Ek, Founder and CEO of Spotify.

“I came to Spotify to build a world class marketing organization and establish the Spotify brand as the leader in music, culture and innovation,” said Mr. Farbman. “By all measures, we’ve achieved those goals, but we’ve also done something most companies only dream of doing - we’ve turned affinity for the Spotify experience into love for the brand. I have all the confidence in the creative, capable team in place.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: September 13, 2018	By:	/s/ Barry McCarthy
Name: Barry McCarthy
Title: Chief Financial Officer